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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          THISTLE GROUP HOLDINGS, CO.
                       (Name of Subject Company (Issuer))

                            ------------------------

                      JEWELCOR MANAGEMENT, INC. (Offeror)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                    Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                                   88431E103
                     (CUSIP Number of Class of Securities)

                              Mr. Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                            ------------------------

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|       third-party tender offer subject to Rule 14d-1.
|_|       issuer tender offer subject to Rule 13e-4.
|_|       going-private transaction subject to Rule 13e-3.
|_|       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                            ------------------------


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Item 12.  Exhibits.


1.          Letter to Thistle Group Holdings, Co. dated May 8, 2002.



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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2002

                               JEWELCOR MANAGEMENT, INC.


                               By:  /s/ SEYMOUR HOLTZMAN
                                    -----------------------------
                                    Name:  Seymour Holtzman
                                    Title: Chairman and Chief Executive Officer




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                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

1.             Letter to Thistle Group Holdings, Co. dated May 8, 2002.